Filed by RMG Acquisition Corporation II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

CNBC TV18 – Interview with Nisha Poddar and Sumant Sinha

CNBC TV18

February 25, 2021

Nisha Poddar: Welcome back. Let’s talk about India’s first U.S. listing through a SPAC listing, which is special purpose acquisition company, in the current bull run and the frenzy that we have seen around this type of listing. We are talking about ReNew Power, which is raising over a billion dollars, $1.2 billion, with SPAC listing, along with the secondary PIPE deal which comes with it as a construct. Sumant Sinha, who started ReNew power, joins us now on CNBC TV.

Sumant, it’s so good to be chatting with you, again, and many congratulations on this particular transaction. You had been eyeing an overseas listing for a long time and global direct listing norms are still in the waiting. But, let’s talk about this particular listing. What is it that you’re looking to achieve with this kind of a listing in terms of valuations, the funding for the company and the growth going forward?

Suman Sinha: Yeah. Thank you so much, Nisha, for having me on the show. So, look, I think it’s very simple from our standpoint. We are a company that is in a capital intensive sector. We’ve raised a ton of private capital in the past. As you know, we’ve been at it for the last 10 years as a company, and I think in the natural evolution of our company’s history, we needed to at some point, get a listing done. So, we were looking at what is the right market, what is the right time.

And as you know, we have tried and looked at it earlier as well. And I think when we looked at the markets right now, it seemed to us to be the right time to get a listing and to go public. And we began to look at all the options and all the alternatives. And it seemed to us as the most appropriate method, to get to the end, to the listing outcome that we were looking for was actually the SPAC process. And that’s why in a fairly short period of time, we went through the whole marketing process, met a bunch of investors and decided that there was a lot of interest, and that’s how we decided to go down this path.

Nisha Poddar: Yes, there’s a lot of interest Sumant, because it falls in the green energy space, which has a huge amount of traction in the global market. And especially with a flush of funds coming in from the ESG focused investors as well. Now, talking about your valuations, we spoke about a couple of years back when you were evaluating the option of an India IPO, and you were looking for a $4 billion kind of valuation.

Now, with this SPAC listing, the company is getting a $4.4 billion of equity market capitalization. Can you throw more light on the various dynamics when it comes to the valuations and also the multiples that has been attracted by the company by way of this transaction?

Sumant Sinha: Yeah, sure. So, you know when we were looking the last time, I would say $4 billion was an aspirational valuation, which of course if we’d have got would have been terrific. I think $4.4 is a terrific valuation for us to have got right now. It’s reflective of current market conditions. It’s reflective of I think where the company has evolved over the last two, three years, in terms of our business and so on.

Just in terms of the actual multiples and so on, I think it’s very fair. It’s certainly less than where global comps are trading right now. And that was a deliberate decision on our part because we wanted to enter the market in a way that would generate excitement and interest among foreign investors. Keep in mind, that India is a new market for them. And therefore, there is that bit of hesitancy as well.

So, we wanted to price it in a way that could get a lot of interested people coming in, ESG investors, long term India focused investors, et cetera. And my view is that, just given where the pricing is that, and if you look at where global comps are at, we have price in a very, very fair manner.

Nisha Poddar: Right. So, since you’ve talked about the comparison, high teens kind of EV / EBITDA multiple on a one year forward looking basis is what most of the global energy companies are commanding at the moment in the global markets. How much have you managed to clock in with this kind of valuation? Is it in double digits, and is it in teens?

Sumant Sinha: No, so we have somewhat of the very early double digit, high single digit sort of range. So, call it let’s say 10 times of next year’s EV / EBITDA (—INAUDIBLE—)

Nisha Poddar: —that’s what you were looking for also, Sumant, last time around. That was--

Sumant Sinha: -That’s right. That’s right. I think that’s a fairly fair number. And you’re right, that a lot of our global comps today are companies similar size to us, are trading at 15, 18, perhaps even 20 times EV / EBITDA multiples. So, in that sense I would say that our stock has a lot of room to grow. And keep in mind that while we raised $1.2 billion, it’s not such a huge amount at the end of the day. I think it’s important for us to create value for our shareholders and build a good loyal base of investors for the long term.

Nisha Poddar: Sure. There is a PIPE element to attached to it, $855 million is through PIPE and direct listing is SPAC. Now, I want to understand what will be the effective global investor stake in the company at the time of listing, at the time of this deal? Because, Sumant, a large portion of the stake and majority of it is owned by Goldman Sachs, and then you have some of the other marquee players like CPPIB, as well as ADIA, JERA etcetera. So, what is the effective global investor stake at the time of listing? How much it gets diluted by and exactly the exit as well as part exit all bundled into it?

Sumant Sinha: Yeah. Sure, Nisha. You should think about the fact that the SPAC investors, the people who had invested in RMG II, earlier, about $345 million. They’ll have roughly a 10% market share, or a 10% equity in the company. The PIPE investors who are investing $855 million will have roughly just under 20% equity in the company and the existing investors of ReNew, who are course selling some shares in this transaction, will continue to hold 70% of the equity of the company.

So, a large percentage of the company will continue to be owned by existing shareholders of ReNew and Goldman and the other investors you mentioned, ADIA and CPP will continue to be very substantial owners of our company, going forward. But there will be a substantial chunk that will be helped by public markets.

Nisha Poddar: —Alright. Part exit monetization has always been the name of the game when it comes to listings as well. But very quickly, what’s the timeline we are looking at? And you’re confident of the shareholder approval, which is so critical for SPAC listings. Very quickly.

Sumant Sinha: Perhaps that would be right. And therefore, what matters a lot of course, is how the SPAC trades and how the market receives the transaction. So far, it’s good. I think the stock has traded up yesterday. So, I think I’m fairly heartened by that. And look, we’ll be looking to close this transaction in the second quarter of this year, at which point, we’ll become listed in NASDAQ, officially under our new ticker symbol of RNW.

Nisha Poddar: Alright. Alright. Sumant, many, many congratulations for that, and thanks so much for joining us here on CNBC TV18.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by

RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by ReNew or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of ReNew and a prospectus of ReNew. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.